SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 TRANSACTION STATEMENT

(Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 3)

KAISER GROUP HOLDINGS, INC.

(Name of the Issuer)

KAISER GROUP HOLDINGS, INC.

(Names of Person Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

483059 101

(CUSIP Number of Class of Securities)

Douglas W. McMinn

President and Chief Executive Officer

KAISER GROUP HOLDINGS, INC.

9300 Lee Highway

Fairfax, Virginia 22031-1207

(703) 934-3413

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person Filing Statement)

With copies to:
Dennis J. Friedman, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue 47th Floor New York, NY 10166-0193	James J. Moloney, Esq. Gibson, Dunn & Crutcher LLP 3161 Michelson Drive Irvine, CA 92612-4412

                This statement is filed in connection with (check the appropriate box):

                a.             ☐ The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2), Regulation 14C (17 CFR 240.14c-1 to 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

                b.             ☐ The filing of a registration statement under the Securities Act of 1933.

                c.             ☒ A tender offer.

                d.             ☐ None of the above.

                Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

                Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction valuation(1):	Amount of filing fee:
$489,227	$15.02

(1)           Calculated solely for purposes of determining the filing fee, based on the odd-lot tender offer price of $29.80 per share for the eligible shares of common stock, multiplied by 16,417, the estimated maximum number of shares to be purchased in the offer.

☒           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                Amount Previously Paid:  $15.02

                Form or Registration No.:  Schedule 13E-3 (File No. 005-41027)

                Filing Party:  KAISER GROUP HOLDINGS, INC.

                Date Filed:  October 25, 2007

Introduction

                This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 amends the Schedule 13E-3 filed with the Securities and Exchange Commission (the “Commission”) on October 25, 2007, as amended by Amendment No. 1 filed on November 30, 2007 (“Amendment No. 1”) and Amendment No. 2 filed on December 13, 2007, by Kaiser Group Holdings, Inc., a Delaware corporation (the “Company”), in connection with its offer to purchase for cash all shares of its common stock, $0.01 par value per share (the “Common Stock”), held by stockholders who owned of record or beneficially fewer than 100 shares as of the close of business on October 22, 2007 and who continue to hold such shares through the expiration of the offer, at a price of $29.80 per share, pursuant to the offer to purchase dated October 25, 2007 (as amended prior to the date hereof, the “Offer to Purchase”) and the related acceptance card (as amended prior to the date hereof, the “Card”).  Except as otherwise noted below, no changes have been made to the responses to the original Schedule 13E-3.

                Items 1 through 15 of the Schedule 13E-3, which incorporate by reference the information contained in the Offer to Purchase and the Card, are hereby amended as follows:

1.             As of  December 20, 2007, the Company has received tenders of approximately 6,005 shares of common stock from approximately 403 record and beneficial holders eligible to participate in the offer.

2.             The second paragraph under the caption “Background of the Offer; Alternatives Considered by the Board of Directors — History of Previous Going-Private Considerations by the Board — Proposed Reverse Split” (appearing on page 8 of Amendment No. 1) is hereby amended to add the following text to the end of such paragraph:

Because the primary evaluation method set forth in the analysis prepared by KAS Consulting, a discounted cash flow analysis, was subject to many assumptions, contingencies and variables, the analysis was determined not to provide meaningful guidance.  In view of, among other things, the significant financial uncertainties facing the Company at the time related to future distributions from its 50% owned joint venture, Kaiser-Hill Company, LLC (which were dependent on revenue streams and cash outlays that might or might not arise from the Rocky Flats project), final settlement of outstanding bankruptcy claims, preferred stock dividend payments and redemptions, and final outcome of the Nova Hut international arbitration proceeding, it was believed that the KAS Consulting analysis would only be useful if meaningful probabilities or discount factors could be assigned to each prospective material event, which was not possible based on available information at that time.  These contingencies constituted essentially all of the activities of the Company at that time.  The Company was in the process of negotiating and resolving remaining claims from its predecessors bankruptcy, was almost wholly dependent on the distributions it would receive from Kaiser-Hill Company, LLC, which were contingent on the receipt of payments from the Department of Energy and had no visibility into the outcome of the Nova Hut international arbitration.  Other than Kaiser Analytics Management Services, Inc., the prospects for which were difficult to estimate, the Company had no significant operations.  Any analysis of its projected cash flows was dependent on assumptions made with respect to all of these various contingencies.  The sole member of the Special Committee was informed of the general substance of the KAS Consulting analysis and advised that, in management’s opinion, the analysis would not be useful given the many assumptions and financial contingencies embedded in the analysis to which meaningful probabilities could not be assigned at that time.  Based on this information, the Special Committee determined not to review the KAS Consulting analysis.  The KAS Consulting analysis was not provided to the Special Committee or the Board of Directors at any time.

3.             The nineteenth paragraph under the caption “Background of the Offer; Alternatives Considered by the Board of Directors — History of Previous Going-Private Considerations by the Board — Proposed Reverse Split” (appearing on page 11 of Amendment No. 1) is hereby amended to read as follows:

Although, as described above, information with respect to valuation methodologies other than market trading price was compiled by management and KAS Consulting, the Special Committee did not receive any written materials or formal report discussing such information and determined to base its fairness analysis solely on the recent market value of the Company’s Common Stock. The board adopted this approach as well.  The materials prepared by management and KAS Consulting were not presented or used by the board in making its determination in relation to the reverse split.  Thus, although the information compiled by management and KAS Consulting is described above for informational purposes, such were not considered material.

4.             The fourth paragraph under the caption “Background of the Offer; Alternatives Considered by the Board of Directors — Considerations of the Odd-Lot Tender Offer” (appearing on page 15 of Amendment No. 1) is hereby amended to read as follows:

The purchase price in the Offer of $29.80 per share is equal to the highest closing price for the Common Stock reported in the 90-day period prior to the Offer.  In the course of exploring strategic alternatives for the Company, the board of directors has determined that the recent market price for the Company’s Common Stock was the best indicator of the value of the Common Stock.  The board decided that it would use a market-based approach (using the trailing 90-day highest trading price) to set the purchase price because it deemed that this was a fair, efficient, and low cost way to determine such a price. Although the market for the Company’s Common Stock has been considerably thin, the board of directors believes the market price of the Common Stock to be the best and most reliable indicator of the fair value of the Common Stock.  Although the Common Stock is thinly traded, over time there has been a demonstrated market for the Common Stock that in the Company’s opinion reflects the Company’s then-current financial status, with adjustments for market and commercial risks and market-sensitive events. The board of directors relied solely on that factor in determining the appropriate purchase price to be paid in connection with the Offer. The board of directors believes that the 90-day period prior to the Offer was a sufficiently wide range to provide a fair indicator of the value of the Company’s Common Stock because it considered that this was a sufficiently long period to reflect the full trading range of the Company’s stock on the basis of the latest financial disclosures in its annual report on Form 10-K for the year ended December 31, 2006 and its quarterly reports on Form 10-Q for the completed periods in 2007 within the context of prevailing general economic and equity market conditions.  The purchase price in the Offer also represents the highest closing price for the Common Stock after the Company’s payment of a $6.00 per share dividend, which was paid on January 16, 2007 to stockholders of record on January 2, 2007.  The Company’s fourth quarter 2006 high closing price reported on October 11, 2006, was $31.50 per share.  On December 21, 2006, the Company declared a $6.00 per share dividend, which was paid on January 16, 2007 to all stockholders of record on January 2, 2007.  The Company believes it to be appropriate to view the trading price of the Common Stock before the dividend with a $6.00 reduction to take into account the return received by the Company’s stockholders through the payment of the dividend.  Taking into account the $6.00 per share dividend paid on all of the outstanding shares of Common Stock in January 2007, the purchase price in the Offer of $29.80 per share represents a premium to the highest closing price of $31.50 per share for the Common Stock in the year prior to the commencement of the Offer (which, adjusted for the $6.00 per share dividend, represents a per share price of $25.50 per share). Additionally, the Offer generally will enable eligible holders to receive cash for shares without incurring the transaction costs associated with an odd-lot market sales transaction.  The Company believes this Offer is to be distinguished from the previously-contemplated reverse stock split, in which the Company had intended to pay $36.00 per share (the highest price quoted for the sale of a share of common stock in the year prior to the date of the preliminary proxy statement, adjusted for the $6.00 per share dividend paid in January 2007) for fractional shares resulting from the reverse stock split primarily because participation in the Offer is voluntary.  The purchase price for shares tendered in the Offer was announced at commencement, and stockholders may decide whether or not to tender.  In the reverse stock split transaction, stockholders that did not vote in favor of the reverse split would have been subject to receiving the designated fractional share consideration.  The Company believes that the involuntary nature of the fractional share consideration in the reverse split context is distinguishable from the voluntary odd-lot tender offer purchase price.  In addition, the Company believes that the odd-lot offer price of $29.80 per odd-lot share is fair for the following reasons: (i) using a market-based approach (using the highest 90-day trailing closing price prior to the date of commencement of the Offer), participating odd-lot holders will receive a premium to the currently-quoted, Pink Sheets stock trading price; (ii) the premium over the current stock price that will be received by participating odd-lot stockholders will be enhanced by the fact that participating stockholders generally will not pay commissions or expenses in connection with the sale of their shares in the Offer; (iii) the odd-lot redemption price was announced upon commencement and participation in the program is voluntary (therefore, each odd-lot stockholder had the ability to elect not to participate in the program, if the stockholder felt that the price offered by the Company did not provide adequate value); (iv) using a voluntary, market-based approach, the Company will not be required to expend significant funds in hiring an investment bank or other third party agent to determine fairness, which could result in almost doubling the estimated cost of the Offer to the detriment of non-eligible and remaining stockholders; and (v) even with the premium share price being offered in the Offer, the total cost to the Company of the Offer is not expected to have a material financial impact on the Company that would be detrimental to the Company’s stockholders ineligible to participate in the Offer.

5.             The information for the fourth quarter of fiscal 2007 under the caption “8.  Price Range of Shares; Dividends” on page 29 of the Offer to Purchase is hereby amended to replace  “through December 12, 2007” with “through December 20, 2007”.

6.             The table following the third paragraph under the caption “10.  Certain Information Concerning Us” on page 30 of the Offer to Purchase is hereby amended to read as follows:

SEC FILINGS	PERIOD OR DATE FILED
Annual Report of Form 10-K	Year ended December 31, 2006
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2007, June 30, 2007 and September 30, 2007
Current Reports on Form 8-K	Filed on February 2, 2007, April 12, 2007, May 29, 2007, June 15, 2007, November 5, 2007, November 30, 2007, December 13, 2007 and December 21, 2007
Proxy Statement	Filed on September 26, 2007

Item 16. Exhibits.

(a)(1)(i)	Offer to Purchase for Cash dated October 25, 2007.*

(a)(1)(ii)	Form of Acceptance Card with letter to odd-lot record holders.*

(a)(1)(iii)	Form of Acceptance Card with letter to odd-lot holders of unexchanged Old Kaiser shares.*

(a)(1)(iv)	Form of letter to odd-lot beneficial holders.*

(a)(1)(v)	Form of letter to holders ineligible to participate.*

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

* Previously filed.

SIGNATURES

                After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KAISER GROUP HOLDINGS, INC.
By:	/s/ Nicholas Burakow
Name:	Nicholas Burakow, Ph.D.
Title:	Executive Vice President and Chief Financial Officer
Date:	December 21, 2007

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase for Cash dated October 25, 2007.*
(a)(1)(ii)	Form of Acceptance Card with letter to odd-lot record holders.*
(a)(1)(iii)	Form of Acceptance Card with letter to odd-lot holders of unexchanged Old Kaiser shares.*
(a)(1)(iv)	Form of letter to odd-lot beneficial holders.*
(a)(1)(v)	Form of letter to holders ineligible to participate.*

* Previously filed.